

02044174

5/31/02



RECEIVED
JUL - 3 2002
154

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2002

<u>CONVERIUM HOLDING AG</u>

(Translation of registrant's name into English)

Baarerstrasse 8
CH-6300 Zug
<u>Switzerland</u>

(Address of principal executive offices)

PROCESSED

JUL 22 2002

P THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No __X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

990231.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By: _____
Name: Martin Kauer
Title: CFO

By: _____
Name: Christian Felderer
Title: General Legal Counsel

Date: July 2, 2002

[PRESS RELEASE TO COME]

Converium Holding AG wishes to announce that it has repurchased shares

July 2, 2002

Converium Holding AG wishes to announce that it has repurchased 29'299 shares in the period of June 11, 2002 through June 28, 2002 on the SWX Swiss Exchange in conjunction with its share delivery obligations under the various Employee Participation Plans.

Enquiries:

Michael Schiendorfer
Media Relations Manager
michael.schiendorfer@converium.com
Phone: +41 (0) 1 639 9657

Zuzana Drozd
Head of Investor Relations
zuzana.drozd@converium.com
phone: +41 (0) 1 639 9120